D7. Personal Trading Policy

Policy Number: D-7        Implementation Date: October 2006        Effective Date: May 2013

1.	Purpose and Application

The purpose of the Invesco Canada (Invesco) Personal Trading Policy (Policy) is to ensure the fair treatment of client accounts through the highest standard of integrity and ethical business conduct by employees. For the purposes of this Policy, the terms “clients” and “client accounts” always refers to the investment funds that Invesco manages or sub-advises or other accounts for which Invesco has been engaged to provide investment management services.

The Policy applies to all officers, directors and employees of Invesco (Employees) and their Covered Accounts (defined below). Employees include temporary, part-time, contract, and seasonal personnel who are employed with Invesco for more than 3 months.

Invesco recognizes that certain relationships with non-employees, such as consultants or independent contractors, may present particular risks that inappropriate trading could occur in the event that they have access to nonpublic information. As part of the process for engaging the services of consultants or other independent contractors, the Chief Compliance Officer may deem it necessary to have a non-employee agree to be bound by the Policy as if he or she were an Employee.

The Policy is designed to ensure, among other things, that the personal securities transactions of all Employees are conducted in accordance with the following general principles:

•	A duty at all times to place the interests of client accounts first.

•	Employees should not take inappropriate advantage of their positions.

•	Employees must not use any nonpublic information about client accounts for their direct or indirect personal benefit.

Personal securities transactions must be conducted in a manner that avoids any actual or perceived conflict of interest. Using the Star Compliance automated request system (Star Compliance), Employees are required to report holdings in Reportable Securities as well as pre-clear personal securities transactions in Reportable Securities in a Covered Account, except where noted below in section 3.4.

2.	Definitions

2.1	Covered Accounts

A Covered Account is defined for purposes of this Policy as any account:

•	Where the Employee is the registered owner of the securities in the account, thereby having a direct financial interest or benefit from the account

•	In which an Employee has indirect financial interest or indirect benefit, such as accounts held in the name of the Employee’s spouse or minor children

•	In which an Employee has direct control, such as any account for which the Employee has a power of attorney or trading authorization, trust accounts on which the Employee is appointed a trustee, or corporate accounts for which the Employee is an authorized signing officer

The examples provided above are not all-inclusive. There may be other account types and registrations not listed above that are considered covered for the purposes of this Policy.

2.2	Reportable Securities

Reportable Securities are holdings that are required to be recorded into the Star Compliance system. For purposes of this Policy, Reportable Securities include, but are not limited to:

•	Stocks, bonds, options, rights, warrants, Exchange Traded Funds (ETFs), Exchange-Traded Notes (ETNs), and any closed-end mutual funds.

•	Any mutual funds, including proprietary investment products managed by Invesco.

•	IVZ vested shares that are part of the employee equity awards program are received into STAR Compliance from an electronic data feed provided by the custodian of the IVZ account. Since, Compliance receives this information from an external party, employees should verify that these holdings are captured in the STAR Compliance system and are included in their Annual Holdings Report. Furthermore, the sales of these securities are subject to pre-clearance requirements.

2.3	Non-Reportable Securities

Non-Reportable Securities are holdings that are not required to be recorded in the Star Compliance system. Non-Reportable Securities include:

•	Unit investment trusts (i.e., variable insurance contracts funded by insurance company separate accounts organized as unit investment trusts) invested exclusively in open-end mutual funds that are not managed or distributed by Invesco.

•	Open-end U.S. and Canadian mutual funds that are not managed or distributed by Invesco.

•	Securities held in Employee accounts administered by Group Retirement Services (GRS).

•	Securities issued or guaranteed by (i.e., securities that are the direct obligations of) the government of Canada or the government of the United States.

•	Principal protected or Linked note investment products.

•	Money market instruments, money market mutual funds, guaranteed investment certificates, bankers’ acceptances, bank certificates of deposit, commercial paper and repurchase agreements.

3.	Pre-Clearance Requirements

3.1	Submitting the Request to Trade

Except where noted below in section 3.4, an Employee must receive prior approval using the Star Compliance system or from the Code of Ethics (North America) team in order to engage in a personal securities transaction in a Reportable Security.

Pre-clearance will not be given if the proposed personal securities transaction is in conflict with any of the rules outlined in this Policy, including the Blackout Rule. The Blackout Rule means that pre-clearance for a personal securities transaction will be denied where there has been a transaction by a client account in the same, or equivalent, security within three (3) business days of the proposed personal securities transaction and the personal securities transaction does not qualify for the De Minimis Exemption.

For the purposes of this policy, an equivalent security means a security that (1) is convertible into another security of the same issuer or (2) gives its holder the right to purchase another security of the same issuer. For example, a bond or preferred stock may be convertible into another security of the same issuer, or an option or warrant may give the holder the right to purchase stock of the same issuer. ADR and EDR shares are considered equivalent to their corresponding foreign shares.

The trade approval process involves the following steps:

•	The proposed trade must be entered into the Star Compliance system. Covered persons (e.g. an Employee’s spouse) who do not have access to the Star Compliance system can submit their trade requests either through the Invesco employee or may contact the Code of Ethics (North America) team directly. The Star Compliance system will confirm if there is any activity currently on the trading desk and check the portfolio accounting system to verify if there have been any transactions in the same or equivalent security within the corresponding Blackout Rule period.

•	The Star Compliance system will check to see if the security is on the restricted list (refer to section 8.1).

•	The Star Compliance system will provide an automated response on a timely basis for all pre-approval requests indicating whether the transaction has been approved or denied.

3.2	Executing Approved Transactions

All authorized personal securities transactions must be executed by 4pm EST on the next business day. If the trade is not executed within this time period, a new pre-clearance request must be submitted and approved if the Employee still intends to trade in that security. Any exception to this rule must be approved by the Chief Compliance Officer or the Code of Ethics (North America) team.

All approved trades that are not executed must be retracted in the Star Compliance system by the Employee.

Employees may be requested to reverse any trades processed without the required pre-approval. Any costs or losses associated with the reversal are the responsibility of the Employee. The Employee may also be asked to disgorge any profits from the trade.

3.3	De Minimis Exemption

The Code of Ethics (North America) team will apply the following de minimis exemptions in granting pre-clearance when a client has recently traded or is trading in a security involved in an Employee’s proposed personal securities transaction:

i.	Equity de minimis exemption

If an Employee does not have knowledge of trading activity in a particular equity security, he or she may execute up to 500 shares of such security in a rolling 30 day period, provided that the issuer of the security is included in the S&P/TSX Composite Index or the Russell 1000 Index.

For any other security, if an Employee does not have knowledge of trading activity in a particular security, that Employee may trade up to 500 shares of such security in a rolling 30 day period, provided there is no conflicting client activity in the security during the blackout period or on the trading desk that exceed 500 shares per trading day.

ii.	Fixed Income de minimis exemption

If an Employee does not have knowledge of trading activity in a security, he or she may trade up to $100,000 of par value of a fixed income security in a rolling 30 day period.

3.4	Exceptions to Pre-clearance Requirements

Trading in the following types of securities do not require pre-clearance:

•	Open-end mutual funds (including Invesco managed mutual funds), open-end unit investment trusts and pooled trust funds.

•	Variable annuities, variable life products, segregated funds, and other similar unit-based insurance products issued by insurance companies and insurance company separate accounts.

•	Securities issued or guaranteed by the Government of Canada, or the government of any province or territory in Canada.

•	Securities issued or guaranteed by the Governments of the United States.

•	Physical commodities or securities relating to those commodities.

•	Other securities or classes of securities as the Invesco Compliance department or the Code of Ethics (North America) team may from time to time designate.

The following Employee accounts are also excluded from the pre-clearance requirement:

•	Employee share purchase plans, except for the sale of the securities.

•	Invesco employee stock option purchase plans, except for the sale of the securities.

4.	Reporting Requirements

Employees are required to sign-off and submit various reports in the Star Compliance system as detailed in sections 4.1 to 4.6 below. Employees that do not hold any Reportable Securities in any Covered Accounts are still required to sign-off on these reports.

4.1	Initial Holdings Reports

Within 10 days of becoming an Employee, each Employee, must complete an Initial Holdings Report by inputting into the Star Compliance system the following information:

•	a complete list of all Covered Accounts (including the name of the financial institution with which the Employee maintains the account);

•	a list of each Reportable Security including the number of shares (equities) or principal amount (debt securities) held in each Covered Account.

The information must be current within 45 days of the date of becoming an Employee.

4.2	Quarterly Transaction Reports

Within 30 calendar days after the end of each calendar quarter, an Employee, using the Star Compliance system, must submit a Quarterly Transaction Report. The report will contain the details of each personal securities transaction during the quarter in a Reportable Security in each Covered Account.

Transactions effected by an automatic investment plan are not subject to pre-clearance nor are they reportable on the Quarterly Transaction Reports. An automatic investment plan means any program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

4.3	Annual Holdings Reports

Within 30 calendar days after the end of the year, each Employee, using the Star Compliance system, must submit an Annual Holdings Report. The report will contain the following information:

•	all Covered Accounts of such Employee (including the name of the financial institution with which the Employee maintained the account)

•	a list of each Reportable Security including the number of shares (equities) or principal amount (debt securities) in each Covered Account

4.4	Reports of Trade Confirmations and Account Statements

Within 10 calendar days of settlement of each personal securities transaction involving a Reportable Security, whether the transaction had to be pre-cleared or not, the Employee engaging in the transaction must provide the Code of Ethics (North America) team a duplicate copy of the trade confirmation, or such other confirmations as are available.

Employees must direct their brokers to deliver to the Invesco Canada Compliance department, duplicate trade confirmations and account statements for their Covered Accounts in a timely manner. In addition, Employees must provide duplicate trade confirmations and account statements directly to the Code of Ethics team upon request. The Code of Ethics (North America) team will review all reports submitted and report any breaches of this Policy or any other concerns relating to personal trading to the Invesco Canada Compliance department. All breaches and concerns are also reported to Invesco Canada’s Ethics Committee.

4.5	New Covered Accounts Opened Since Joining Invesco

Employees who open a new covered account while employed with Invesco are required to enter the account into the Star Compliance system within 10 calendar days of opening the account.

4.6	Certification of Compliance

On an annual basis, Employees are required to confirm adherence to this Policy by signing off on the following:

•	Certificate of Compliance by using the Star Compliance system

•	Invesco Code of Conduct

5.	Discretionary Managed Accounts

An Employee must receive approval by the Chief Compliance Officer or to the Code of Ethics (North America) team to establish and maintain a fully managed discretionary account where investment discretion is given to an investment manager or trustee. Approval will be granted providing that:

•	The account is subject to a written contract and all investment discretion has been delegated to another party.

•	The Employee has provided the Chief Compliance Officer or the Code of Ethics (North America) team with a copy of such written agreement.

•	The Employee certifies in writing that he or she has not discussed, and will not discuss, potential investment decisions with the party to whom investment discretion has been delegated.

•	Discretionary managed accounts for which this exemption is available would not include ones where the accountholder has given a power of attorney (POA) to another person such as a broker for temporary discretionary trading.

Employees are not required to record their managed accounts on the Star Compliance system as this is completed by the Code of Ethics (North America) team for the purposes of the annual certification. Transactions of individual securities executed in a managed account are not subject to pre-clearance nor are they reportable in any Quarterly Transaction Reports.

6.	Options Trading

In the case of personal securities transactions involving the purchase or sale of an option on an equity security, the Star Compliance system will determine whether to authorize the transaction by matching the pre-clearance request against activity in client accounts in both the option and the underlying security. Pre-clearance will not be given if there has been a client account transaction in either the option or the underlying security within the corresponding Blackout Rule period or the underlying security is on the Restricted List of the proposed personal securities transaction. Pre-clearance is required for both the opening and closing transaction. Approval given to an opening transaction does not guarantee that the closing transaction will automatically be approved.

An Employee is prohibited from engaging in transactions in publicly traded options, such as calls and puts, on shares of Invesco Ltd.

7.	Short Sales

Short sales of securities are permissible subject to the following conditions:

•	No short sales on shares of Invesco Ltd.

•	No short sales on securities where there has been a trade in the same security where the corresponding Blackout Rule period applies in one of the client accounts.

•	Portfolio managers are prohibited from short selling a security if the client account the Portfolio Manager manages are long the security.

•	If a Portfolio Manager is selling a stock there should generally be no “short selling” allowed until that position is completely sold. This provision includes the situation where the Portfolio Manager stops selling the security for a short period, for example to let the market absorb what has been sold, and then resumes selling the position.

Transactions executed in a brokerage account that are initiated by the financial institution (e.g. a margin call) are not subject to pre-clearance.

8.	Restrictions on Certain Activities

Employees are subject to the following additional restrictions and prohibitions relating to certain investment activities.

8.1	Prohibition against Trading in Securities on “Restricted Lists”

Generally, all Employees are prohibited from engaging in any personal securities transactions in a security on the Invesco “restricted list”. Refer to Policy B4 – Securities Restricted List for further details.

There are instances when a security is added to the Restricted List due to ownership limits as defined under Canadian securities laws. In such instances, the Chief Compliance Officer or the Code of Ethics (North America) team may grant approval to a personal securities transaction request after reviewing the request to ensure that there are no conflicts of interest.

This short-term trading prohibition will be waived by the Invesco Canada Chief Compliance Officer or the Code of Ethics (North America) team in certain instances including where an Employee wishes to limit his or her losses on a security.

8.2	Prohibition against Short-Term Trading Activities

Employees are prohibited from engaging in the purchase and sale, or short sale and cover of the same Reportable Security within 60 days at a profit. If an Employee trades a Reportable Security within the 60 day time frame, any profit from the trade will be disgorged to a charity of Invesco’s choice and a letter of education may be issued to the Employee.

This short-term trading prohibition will be waived by the Invesco Canada Chief Compliance Officer or the Code of Ethics (North America) team in certain instances including where an Employee wishes to limit his or her losses on a security.

8.3	Prohibition against Purchases in Initial Public Offerings (IPOs)

Employees generally are prohibited from purchasing securities in IPOs. Employees may purchase securities in an IPO when the trade is through a discretionary managed account.

8.4	Restricted Securities Issued by Public Companies

Generally, Employees are discouraged from investing in restricted securities of public companies including special warrant deals. Restricted securities are securities acquired in an unregistered, private sale from an issuer. An Employee must receive approval from the Chief Compliance Officer or the Code of Ethics (North America) team prior to executing a transaction in a restricted security.

8.5	Restrictions on Private Placements

An Employee may not purchase or sell any security obtained through a private placement (including Hedge Funds) unless the transaction has been pre-cleared by the Chief Compliance Officer or the Code of Ethics (North America) team. The Chief Compliance Officer or the Code of Ethics (North America) team will maintain a record of the approval and the rationale supporting the purchase of the Private Placement. Further, Employees who have been authorized to acquire securities in a private placement must disclose such investment when he/she plays a part in any client account’s subsequent consideration of an investment in the issuer. In such circumstances, the client account’s decision to purchase securities of the issuer is subject to an independent review by investment personnel with no personal interest in the issuer.

8.6	Investment Clubs

Employee participation in an investment club is prohibited.

8.7	Trading in Securities of Invesco Ltd.

The Invesco Insider Trading Policy prohibits directors, executive officers, and other specified employees (Blackout Group) who are deemed to regularly have access to material nonpublic information about Invesco from trading in Invesco during the “Blackout Periods”. This trading prohibition also extends to the family members of these persons. Persons within the Blackout Group are determined on a quarterly basis and are notified of their status accordingly.

Any Employee who becomes aware of material, nonpublic information about Invesco is prohibited from trading Invesco Securities.

Details of the blackout period can be found by way of the attached link:

Trading Blackouts

The following additional trading restrictions apply to trading in Invesco Ltd.

•	Short term trading in Invesco shares is prohibited.

•	Pledging Invesco securities as collateral for a loan is generally prohibited. Exceptions must be approved by the Chief Compliance Officer or the Code of Ethics (North America) team.

9.	Independent Directors

Except as otherwise provided in the special procedures for independent directors of US Funds, personal securities transactions of independent directors of Invesco or of Invesco Canada’s corporate funds and members of the Fund’s Advisory Boards are not subject to either the pre-clearance or reporting requirements set forth in this Policy.

Notwithstanding this exception, such directors must report on a quarterly basis to the Invesco Compliance department any personal securities transactions (executed either by the director or the director’s spouse) in the shares of Invesco Ltd. or mutual funds managed by Invesco. For purposes of this exception the term “independent director” means

a)	any director of Invesco Canada’s corporate funds or members of the Invesco Canada Fund Advisory Board

i)	who is neither an officer nor Employee of Invesco or of any Invesco Company.

b)	any director of Invesco Canada who

i)	is not an interested person of a US Fund under Section 2(a)(19) of the Investment Company Act (1940) and would otherwise be required to submit a pre-clearance request or make a report solely by reason of being an Invesco Aim director and

ii)	does not regularly obtain information concerning the investment recommendations or decisions made by Invesco Canada on behalf of the US Funds.

10.	Oversight

This Policy shall be overseen and administered by Invesco Canada’s Ethics Committee, while administration of this Policy is the responsibility of the Chief Compliance Officer.

10.1	Ethics Committee

This Policy shall be overseen and administered by Invesco Canada’s Ethics Committee (the “Committee”), which has responsibility for the overall scope, application, and enforcement of this Policy. The Committee shall receive the reports and recommendations of the Invesco Compliance department from time to time and periodically update or revise this Policy as necessary.

The Committee shall meet twice a year to review the Chief Compliance Officer’s report and other matters relevant to the Invesco Code of Conduct and this Policy. A majority of the members of the Committee constitute a quorum. A majority of the members present at a meeting constitutes the vote required for any action taken by the Committee. Special meetings of the Committee may be called by any member of the Committee to discuss matters that are deemed to warrant immediate attention.

10.2	Invesco Canada Chief Compliance Officer

The Chief Compliance Officer administers all aspects of the Policy and may designate these activities to the Code of Ethics (North America) team which include informing new Employees of the requirements and monitoring personal trading activities.

The Chief Compliance Officer or designate will provide a written report, at least annually to the Committee summarizing:

•	Compliance with the Policy for the period under review.

•	Violations of the Policy for the period under review.

•	Sanctions imposed under the Policy by Invesco Canada during the period under review.

•	Changes in procedures recommended for the Policy.

•	Any other information requested by the Committee.

The Chief Compliance Officer or designate reports on personal trading matters to the Compliance Committee of the Invesco Canada Boards and provides an annual report to the Independent Review Committee.